                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                             TUCSON ELEC PWR CO NEW
                   -----------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                   898813704
                   -----------------------------------------
                                 (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 898813704                 13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       U. S. Bancorp  93-0571730


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION



                    5    SOLE VOTING POWER

                             1,923,005


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    946,005


                    8    SHARED DISPOSITIVE POWER

                             38,980


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,925,005



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0


12   TYPE OF REPORTING PERSON*

        BHC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                   TUCSON ELEC PWR CO NEW

           (b).    Address of Issuer's Principal Executive Offices:

                   220 WEST SIXTH ST.
                   TUCSON, AZ 85701


Item 2.    (a).    Name of Person Filing:

                   U. S. Bancorp


           (b).    Address of Principal Business Office:

                   111 S. W. Fifth Avenue
                   Portland, OR 97204





                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                   UNITED STATES OF AMERICA


           (d).    Title of Class of Securities:

                   COMMON STOCK

           (e).    CUSIP Number:

                   898813704

Item 3. This statement is filed pursuant to Rule 13d-1(b)(2) by Parent Holding Company in accordance with Rule
                   13d-11-(b)(ii)(G)

Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                   1,925,005

           (b).    Percent of Class:

                   6.0

           (c).    Number of Shares as to which U.S. BANCORP has:

                   (i)      sole power to vote or to direct the vote  1,923,005

                   (ii)     shared power to vote or to direct the vote  0

                   (iii)    sole power to dispose or to direct the
                            disposition of                            946,005

                   (iv)     shared power to dispose or to direct the
                            disposition of                            38,980





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:





Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:


                   See Exhibit A


Item 8.            Identification and Classification of Members of the Group:







                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Deborah B. Goldberg
                                               --------------------------
                                               Title: Assistant Secretary





Dated:




                               Page 6 of 6 Pages

                                   EXHIBIT A


Pursuant to the instructions in Item 7 of Schedule 13G, Qualivest Capital Management, Inc., 111 S.W. Fifth Avenue, Portland, Oregon 97204, an investment adviser registered under Section 203 of the Investment advisors Act of 1940 and a wholly-owned subsidiary of United States National Bank of Oregon, which is a wholly-owned subsidiary of U.S. Bancorp (the "Bank"), is the beneficial owner of 929,020 shares, or 2.9% of the common stock outstanding of TUCSON ELEC (the "Company") as a result of acting as investment adviser to The Qualivest Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. 995,985 shares, or 3.1% of the common stock outstanding of the Company, are held by the Trust Group of the Bank, a national bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.